Exhibit 99.1

PENN WEST ANNOUNCES VOTING RESULTS FROM THE

2016 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, June 23, 2016 PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE.BC) (“Penn West” “or the Company”) is pleased to announce that at its annual and special meeting of shareholders held on June 23, 2016, Penn West’s shareholders approved all resolutions outlined in the Notice of 2016 Annual and Special Meeting and Management Proxy Circular dated May 10, 2016 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
George H. Brookman	91.83%		8.17%
John Brydson	92.49%		7.51%
Raymond D. Crossley	92.25%		7.75%
William A. Friley	92.09%		7.91%
Richard L. George	90.82%		9.18%
Maureen Cormier Jackson	92.15%		7.85%
David E. Roberts	94.00%		6.00%
Jay W. Thornton	90.65%		9.35%

3.	Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the Company’s stock option plan until June 23, 2019 were approved. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
88.27%		11.73%

4.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
87.80%		12.20%

About Penn West

Penn West is a conventional oil and natural gas producer in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Penn West operates a significant portfolio of opportunities with a dominant oil position in the Cardium, Viking and Peace River areas of Alberta.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE.BC”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com